RAGHBIR KAHABRA
13911 NW 21st Ave.
Vancouver, WA 98685


Fenway International Inc.
Suite 308
409 Granville Street,
Vancouver, B.C.
V6C 1T2 Canada


Subject: Resignation

I hereby submit my resignation as a director of Fenway International Inc. effective immediately. I enjoyed serving on the board of directors.

Thank you for all the help and co-operation.





/s/ Raghbir Kahabra
    Raghbir Kahabra                                            Date 6/26/00